CONSENT

Each of the undersigned hereby consents to the use of its name and references to, and the use of information derived from, the technical report dated December 6, 2011 entitled “Technical Report Carbon Creek Coal Property British Columbia, Canada” in the following documents, which are being filed as exhibits to and incorporated by reference into the annual report on Form 40-F of Cardero Resource Corp. (the “Company”) being filed with the United States Securities and Exchange Commission and which is being incorporated by reference into the registration statement on Form S-8 (No. 333-151385) of the Company:

1.	The Company’s annual information form for the fiscal year ended October 31, 2011; and

2.	The Company’s management’s discussion and analysis for the fiscal year ended October 31, 2011.

DATED January 30, 2012

Norwest Corporation		(signed) “Lawrence D. Henchel”
Lawrence D. Henchel
Per:	(signed) “Kirk Weber”
Name:	Kirk Weber	(signed) “Gary M. Stubblefield”
Title:	Vice President	Gary M. Stubblefield